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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 3                      Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*
      Tanner                  David                 A.
      (Last)                 (First)              (Middle)

      c/o LF SL Holding LLC, 30 Rockefeller Plaza, 63rd Floor
                              (Street)
      New York, New York 10020
      (City)                 (State)                 (Zip)


2.  Date of Event Requiring Statement
    (Month/Day/Year)
     on or about 7/21/99


3.  IRS or Social Security Number of Reporting Person
    (Voluntary)



4.  Issuer Name and Ticker or Trading Symbol
      Scientific Learning Corporation (SCIL)


5.  Relationship of Reporting Person to Issuer
    (Check all applicable)
      X   Director                            10% Owner
    -----                               -----
          Officer (give title above)          Other (specify below)
    -----                               -----


6.  If Amendment, Date of Original
    (Month/Day/Year)


7.  Individual or Joint/Group Filing (Check Applicable Line)
      X   Form filed by One Reporting Person
    -----
          Form filed by More than One Reporting Person
    -----

           Table I -- Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instr. 4)
    Common Stock


2.  Amount of Securities Beneficially Owned (Instr. 4)
       555,555


3.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)
         I


4.  Nature of Indirect Beneficial Ownership (Instr. 5)
       by limited liability company(1)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
          * If the form is filed by more than one reporting person, see Instruction 5(b)(v).
          (Print or Type Responses)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

   Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 4)
     not applicable


2.  Date Exercisable and Expiration Date
    (Month/Day/Year)

    Date Exercisable                     Expiration Date


3.  Title and Amount of Securities Underlying Derivative
    Security (Instr. 4)
    Title                     Amount or Number of Shares


4.  Conversion or Exercise Price of Derivative Security


5.  Ownership Form of Derivative Security:  Direct (D) or
    Indirect (I) (Instr. 5)


6.  Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses:

(1) Shares are beneficially owned directly by LF SL Holding LLC. Mr. Tanner, a director of the issuer, is affiliated with Lazard Capital Partners LLC, the Managing Member of LF SL Holding LLC. Mr. Tanner is a Managing Director of Lazard Fr res & Co. LLC, the Managing Member of Lazard Capital Partners LLC. Mr. Tanner disclaims beneficial ownership of the shares held by LF SL Holding LLC within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

    /s/ David A. Tanner                         February 14, 2000
    -------------------------------             ---------------
    **Signature of Reporting Person                  Date


                                                               SEC 1473 (7-97)